July 29, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Ms. Lily Dang

Re:	Clayton Williams Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 25, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 9, 2008
Response Letters Dated June 10 and June 13, 2008
File No. I-10924

Dear Ms. Dang:

As we discussed in our telephone conversation this morning, we are preparing detailed responses to the comments set forth in the Staff’s letter of July 16, 2008 and will furnish our responses to the Staff not later than August 13, 2008.

Please call Mike Pollard at (432) 688-3029 if you have any questions or need any additional information.

Sincerely,

/s/ Mel G. Riggs
Mel G. Riggs
Senior Vice President and
Chief Financial Officer

cc:           Nabil Nehme (KPMG LLP)
William R. Volk (Vinson & Elkins L.L.P.)